[SENTO LOGO]	Sento Corporation	tel: 801.431.9200
	420 E South Temple	fax: 801.532.2173
	Suite 400	www.sento.com
Salt Lake City, UT 84111

February 28, 2007

VIA FACSIMILE (202) 772-9208

AND EDGAR TRANSMISSION

Patrick Gilmore, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE, Room 4561

Washington, DC 20549

Re:	Sento Corporation (the “Company”)
Item 4.01 Form 8-K
Filed February 16, 2007
File No. 000-06425

Dear Mr. Gilmore:

This letter is in response to your letter dated February 20, 2007, respecting your review of our current report on Form 8-K filed February 16, 2007.

Set forth below are your comments, followed by our responses.

1.

We note in your disclosure that there were no disagreements with your former accountant during the two most recent fiscal and the interim periods following the fiscal year ended March 31, 2006 and 2005. The disclosure should state more specifically whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal (February 9, 2007) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Revise your 8-K to disclose whether there were any disagreements during the two most recent fiscal years up through the date of dismissal (February 9, 2007). In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

Response:	Revised as requested.

2.

We also note you engaged a new accountant on February 6, 2007 and that you did not consult with your new accountant during the preceding two fiscal years and the interim periods since March 31, 2006. Similar to the previous comment, revise your 8-K to disclose whether there were any consultations with your new accountants during the preceding two fiscal years up through the date of engagement (February 6, 2007).

Response:	Revised as requested.

Patrick Gilmore, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

February 28, 2007

_________________________________________

3.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:	Exhibit attached on amended report.

We acknowledge the following:

•	Sento Corporation is responsible for the adequacy and accuracy of the disclosure in the current report on Form 8-K/A filed February 28, 2007;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Sento Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to provide additional information you may request or respond to further inquiries.

Very truly yours,

SENTO CORPORATION

/s/ Brian Maloy
Brian Maloy
Chief Financial Officer